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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)

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                        MERCANTILE STORES COMPANY, INC.

                           (Name of Subject Company)

                             MSC ACQUISITIONS, INC.

                                DILLARD'S, INC.

                                   (Bidders)

                   COMMON STOCK, $.14 2/3 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   587533100
                     (CUSIP Number of Class of Securities)

                            PAUL J. SCHROEDER, ESQ.
                           VICE PRESIDENT, SECRETARY
                               & GENERAL COUNSEL
                                DILLARD'S, INC.
                               1600 CANTRELL ROAD
                          LITTLE ROCK, ARKANSAS 72201
                           TELEPHONE: (501) 376-5200
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             ALAN G. SCHWARTZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 7 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on May 21, 1998 and amended and supplemented on June 4, 1998, June 8, 1998, July 6, 1998, July 21, 1998, July 28, 1998 and August 5,
1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by MSC Acquisitions, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Dillard's, Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.14 2/3 par value per share (the "Shares"), of Mercantile Stores Company, Inc., a Delaware corporation (the "Company"), at a purchase price of $80 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the
Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

    On August 11, 1998, the Parent issued a press release announcing that it has received termination of the waiting period under the Hart-Scott-Rodino Act relating to the Offer and indicating that it expects to consummate the offer on the Expiration Date, currently 5:00 p.m., New York City Time, on Wednesday, August 12, 1998, subject to the terms thereof. The full text of the press release is set forth in Exhibit 11(a)(14) and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    Item 10(b), (c) and (f) of the Schedule 14D-1 are hereby amended and supplemented as follows: The information provided in this Amendment No. 7 under
Item 5 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented to add the following:

    (a)(14) Press Release issued by the Parent on August 11, 1998.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

                                DILLARD'S, INC.

                                By   /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                     Name: James I. Freeman
                                     Title: SENIOR VICE PRESIDENT
                                          AND CHIEF FINANCIAL OFFICER

                                MSC ACQUISITIONS, INC.

                                By   /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                     Name: James I. Freeman
                                     Title: SENIOR VICE PRESIDENT
                                          AND CHIEF FINANCIAL OFFICER

Date: August 11, 1998

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                          PAGE
   NO.                                                DESCRIPTION                                                  NO.
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(a)(14)    Press Release issued by the Parent on August 11, 1998.